

December 30, 2011

Via Fax
Mr. James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
525 Junction Road, Suite 6000 South
Madison, Wisconsin 53717

> **Re:** **Great Wolf Resorts, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 0-51064**

Dear Mr. Calder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

General

1. Please advise us how you have complied with the requirements for SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION under Rule 5-04 of Regulation S-X.

Item 9A. Controls and Procedures, pages 118 to 119

2. We are not able to locate your conclusion related to your evaluation of Disclosure Controls and Procedures. Please advise. Also, you disclose that your disclosure controls and procedures are designed to provide reasonable assurance; in light of this, please confirm that in future filings you will state in your conclusion, if true, that your disclosure controls and procedures are effective "at the reasonable assurance level."

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant